Exhibit 99.2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21

Catherine ENCK
Tel. : 33 (1) 47 44 37 76

Patricia MARIE
Tel. : 33 (1) 47 44 45 90

Paul FLOREN
Tel. : 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel. : 33 (1) 47 44 47 49

Bertille ARON
Tel. : 33 (1) 47 44 67 12

Mary DWYER
Tel. : 33 (1) 47 44 21 19

Isabelle CABROL
Tel. : 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55

Franklin BOITIER
Tel. : 33 (1) 47 44 59 81

Philippe GATEAU
Tel. : 33 (1) 47 44 47 05

TOTAL S.A.
Capital 6 350 151 080 euros
542 051 180 R.C.S. Nanterre

www.total.com

Total Makes Fourth Oil Discovery
in Angola’s Ultra-Deep Offshore Block 32

Paris — June 8, 2005 — Sociedade Nacional de Combustíveis de Angola (Sonangol EP) and Total announce a new oil discovery in the ultra-deep Angolan offshore with the fourth well drilled in Block 32.

Drilled in a water depth of 1,703 meters, the Gengibre-1 well tested at 4,724 barrels per day of oil from a single reservoir. With a total depth of 4,432 meters, the well is located in the eastern section of Block 32, around 17 kilometers from the 2003 Gindungo-1 find and 12 kilometers from the 2004 Canela-1 find.

Further geological and engineering studies will be performed to appraise the production potential of the Gengibre discovery.

Sociedade Nacional de Combustíveis de Angola is the Block 32 concessionaire. Total operates the block with a 30% interest, alongside Marathon Oil Company (30%), Sonangol EP (20%), Esso Exploration and Production Angola Ltd. (15%) and Petrogal (5%).

Total is Africa’s leading international producer, with output of 813,000 barrels of oil equivalent per day in 2004. It is a top-tier oil operator in Angola, where it is pursuing a major development program. The Group has operations onshore and in the deep and ultra-deep offshore, and is the operator, with a 40% interest, of Block 17, where the Dalia and Rosa fields are under development. Total’s equity production in Angola was 164,000 barrels of oil equivalent per day in 2004.

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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com